Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Hennessy Capital Acquisition Corp. IV

Subject Company: Hennessy Capital Acquisition Corp. IV

SEC File No.: 333-248923

On December 17, 2020, Canoo Holdings Ltd. issued the following press release.

Canoo Unveils Fully-Electric Multi-Purpose Delivery Vehicle to Offer Best-in-Class Total Cost of Ownership

Canoo’s vehicle is purposefully designed to offer maximum productivity, efficiency, class-leading cargo volume and cost savings

LOS ANGELES, CA (December 17, 2020) – Canoo, a company developing breakthrough electric vehicles (EVs), revealed today its all-electric multi-purpose delivery vehicle to be priced starting at approximately $33,000.i The vehicle is purposefully designed to maximize return on investment for its customers. It is based on Canoo’s proprietary electric platform and will be offered in two initial size variants, with others to follow. Limited availability will begin in 2022, with scaled production and launch planned for 2023. With its multi-purpose delivery vehicle, Canoo plans to offer customers best-in-class total cost of ownership, class-leading cargo volume, and functionally-designed features.ii Customers can pre-order the multi-purpose delivery vehicle for a refundable deposit of $100 per vehicle at www.canoo.com/mpdv.

“We created our multi-purpose delivery vehicle from the inside out, with the ergonomics of the driver in mind and with attention to detail to help them be happier and more productive at work,” said Tony Aquila, Executive Chairman, Canoo. “The vehicle is affordable and offers greater cargo capacity than the current electric delivery offerings in its class. We aim to lower the total cost of ownership and increase return on investment for everyone from local small business owners to large fleets.”

[i]	Reflects the 40kWh base variant of the Canoo MPDV1. Final production vehicle pricing and specifications are subject to change.

ii	Best-in-class determinations based on a comparison of the Canoo MPDV1 and MPDV2 against a representative set of leading comparably-sized competitor vehicles, including the Nissan E-NV200, Ford Transit Custom L2H2, Ford Transit L2H2 290, Mercedes Sprinter L1H1 RWD, Mercedes e-Vito L3, and Mercedes e-Sprinter L2H2, among others. Total cost of ownership assumptions include, among other considerations, 6-year vehicle life span, electricity costs ($0.17 / kW) less 10% charging inefficiency, average costs of gasoline and includes incentives/discounts for electric vehicles. All vehicles include insurance payments (benchmarked on MSRP). Assumes reduced annual maintenance costs for battery electric vehicles. Residual values benchmarked on Ford Transit L2H2.

Multi-Purpose for Multiple Use Cases

As an integral part of Canoo’s business strategy, the functional design of the multi-purpose delivery vehicle is meant to service a wide range of customers. It was built specifically with the needs of small businesses and large last-mile delivery companies in mind. The design of the model paired with the best-in-class total cost of ownership (TCO) also makes it a great option for independent contractors, utilities, service technicians and many more.

Large customers, such as last-mile and package delivery fleets, retailers, major corporations and logistics companies, also have the option to co-develop a custom vehicle with Canoo to meet their specific requirements.

Best-in-Class Total Cost of Ownership & Cargo Volume

With this vehicle, Canoo plans to achieve best-in-class total cost of ownership through range and space efficiency, as well as durability and low maintenance costs. Leveraging the company’s proprietary platform is expected to reduce material and service costs, passing on considerable savings to customers.

Canoo’s proprietary electric vehicle platform is the flattest in the industry and has enabled potentially class-leading interior cargo volume on a small vehicle footprint. Interior volume is also maximized through Canoo’s signature driver-forward architecture, which was designed with safety in mind. Canoo estimates that its multi-purpose delivery vehicle customers can achieve between $50,000 to $80,000 improvement on return on capital over six to seven years, depending on the use case, as compared to other top selling delivery vehicles.

Productivity is our Passion

To maximize user functionality, the production vehicle plans to offer a bi-directional onboard charger in lieu of adding a separate DC-AC converter, which will transform the vehicle into a power plant for equipment and tools. A 125V or 240V AC output power plug can be incorporated into the vehicle so tools such as saws, drills and air compressors can be conveniently powered up at remote destinations. The vehicle also enables various workstations. For example, drivers who have to take notes per delivery or job will have the ability to place a laptop or other devices to the left of the driver's seat.

The vehicle was designed from the inside out to be sensitive to the ergonomics and productivity of the people using it. Additional vehicle customization examples that focus on ergonomics and productivity gains include high roof height, storage lockers, roll-up style door, ramp slide outs and more.iii Both vehicle variants are designed to offer a low step in height of 17 inches, allowing easy and comfortable access to the vehicle. With the space efficiency afforded by Canoo’s multi-purpose delivery vehicle, fleets can accommodate higher storage capacities to meet the increasing demands of their customers.

iii	Individual features available on select vehicles.

The vehicle enables greater “up time,” or the actual hours of use, through a range of unique benefits, including:

●	Greater cargo space with nearly 30% more parcel volume than other leading delivery vehicles in comparable segments.
●	Range efficiency means more stops can be made on a single charge, helping to lower operating costs.
●	Energy efficiency provides considerable savings in terms of operating expenses because the vehicle can go further per kilowatt of energy than the competition.
●	Urban maneuverability enabled by Canoo’s steer-by-wire technology which eliminates hand-over-hand driving and increases range of motion and route options.

Anticipated Vehicle Specificationsiv

The multi-purpose delivery vehicle is a ground up electric design, meaning it was not retrofitted or designed based off of a gas- or diesel-powered model. This has enabled a more thoughtful, reliable and efficient EV design made specifically for people to use the vehicle as a workspace, such as plugging in their tools for a remote job.

The multi-purpose delivery vehicle will be built on Canoo’s proprietary EV platform which features a steel frame construction, transverse composite leaf springs, a double wishbone suspension system, variable ratio steer-by-wire and brake-by-wire. The vehicle will be fully connected with data reporting capabilities and will feature Level 2.5 autonomy and over-the-air software updates. The vehicle will also support cutting-edge software-as-a-service (SaaS) to help fleets improve their total cost of professional ownership (TCPO) by allowing them to manage their assets, route plan, run diagnostics and support drivers with safety, awareness and ergonomic information. Canoo’s industry leading steer-by-wire system will enable a smooth transition into self-driving capabilities once full autonomy becomes commercially available. Steer-by-wire also helps accelerate the internationalization plans for the vehicle, allowing for rapid deployment of a right-hand drive offering.

The two vehicle variants, multi-purpose delivery vehicle 1 (MPDV1) and multi-purpose delivery vehicle 2 (MPDV2), are expected to offer three battery sizes—80, 60 and 40 kilowatt-hours (kWh)—with the 80-kWh size featuring a DC Fast Charging time of 28 minutes from 20% to 80% charge.

iv	Vehicle specifications and performance metrics are prospective, reflecting current engineering and design direction, manufacturer simulations and EPA-estimated average range calculation methodology. Final production vehicle specifications and performance metrics are subject to change.

MPDV1

Offering more capacity at an affordable price, the MPDV1’s superior range efficiency and urban mobility is enabled by a space efficient footprint. The vehicle is also designed to fit within many height restricted areas like parking garages.

Dimensions & Capacities
Class	1
Length, Width, Height	14.4 feet, 6.4 feet, 6.2 feet
Wheelbase	9.4 feet
Step in Height	17 inches
Track Front/Rear	66.4 inches/ 65.6 inches
Tire Size	215/60R18
Ground Clearance	7.3 inches
Cargo Volume (rear of bulkhead)	200 cubic feet
Cargo Volume (cabin)	30 cubic feet
Total Cargo Volume	230 cubic feet
Payload	80 kWh battery	1540 pounds
	60 kWh battery	1760 pounds
	40 kWh battery	1980 pounds
Curb Mass	80 kWh battery	4190 pounds
	60 kWh battery	3970 pounds
	40 kWh battery	3750 pounds
GVM	5730 pounds

Drive Unit
One Permanent Magnet Synchronous Electric Motor
Peak Motor Torque	236 lb-ft
Power of Electric Motor	200 horsepower
Front Wheel Drive
Battery Pack & Charging Cells
Battery Capacity	80/60/40 kWh
Estimated WLTP Range	80 kWh battery	300 miles
	60 kWh battery	250 miles
	40 kWh battery	170 miles
Estimated EPA Range	80 kWh battery	230 miles
	60 kWh battery	190 miles
	40 kWh battery	130 miles
Liquid Cooling
Cylindrical Cells	21/700

MPDV2

The MPDV2’s roof and step-in height enable individuals to easily walk in/out of the vehicle, and with nearly 6.5 feet of interior height throughout, it is tall enough to accommodate a standing position while inside, leading to greater usability and comfort for drivers.

Dimensions & Capacities
Class	1
Length, Width, Height	17.1 feet, 7.2 feet, 8.4 feet
Wheelbase	9.4 feet
Step in Height	17 inches
Track Front/Rear	66.4 inches/ 65.6 inches
Tire Size	215/60R18
Ground Clearance	7.3 inches
Cargo Volume (rear of bulkhead)	450 cubic feet
Cargo Volume (cabin)	50 cubic feet
Total Volume	500 cubic feet
Payload	80 kWh battery	1320 pounds
	60 kWh battery	1540 pounds
	40 kWh battery	1760 pounds
Curb Mass	80 kWh battery	4410 pounds
	60 kWh battery	4190 pounds
	40 kWh battery	3970 pounds
GVM	5730 pounds

Drive Unit
One Permanent Magnet Synchronous Electric Motor
Peak Motor Torque	236 lb-ft
Power of Electric Motor	200 horsepower
Front Wheel Drive
Battery Pack & Charging
Battery Capacity	80/60/40 kWh
Estimated WLTP Range	80 kWh battery	250 miles
	60 kWh battery	190 miles
	40 kWh battery	110 miles
Estimated EPA Range	80 kWh battery	190 miles
	60 kWh battery	140 miles
	40 kWh battery	90 miles
Liquid Cooling
Cylindrical Cells	21/700

MPDV3

Canoo is preparing to launch a third, larger variant that will be in the class 3 truck category, following the introduction of MPDV1 and MPDV2.

The Electric Revolution

As companies are increasingly pressured by both regulators and consumers to reduce their carbon footprint, the adoption of EVs among commercial delivery vehicles is expected to see a dramatic increase. This shift is projected to be led by the light commercial vehicle segment, an initial target segment for Canoo. The demand for EV light commercial vehicles in the United States, Europe and China is expected to grow at a 33% CAGR from 2019 to 2028, according to BloombergNEF.

Further, the growth and increase in efficiency of e-commerce has resulted in a change in consumer expectations with e-commerce providers increasingly pushing to reduce package delivery times from two days to the same day. According to Canoo commissioned research, it is projected that same day parcel delivery volumes in the United States will grow to 10 billion parcels by 2030, reflecting an approximate 23% annual growth rate since 2019. This change is expected to result in an increase in demand for smaller delivery vehicles that can efficiently execute smaller volume and more frequent delivery routes.

The vehicle is built off of Canoo’s platform, which has enabled the accelerated design and launch timelines of the company’s second vehicle model. Other variations of the multi-purpose delivery vehicle will follow, and Canoo plans to announce a service network at a later date.

While a number of EV companies have recently announced plans to produce delivery vehicles, the last-mile delivery market is an entirely distinct segment and classification of vehicle differentiated from larger and midsize delivery vehicles and trucks. Last-mile delivery vehicles operate in predominantly urban environments with diverse use cases, thus requiring a compact size and maneuverability. The vehicles used are generally from the light commercial vehicles segment and a majority of the vehicles are from the class 1 category.

These class 1 vehicles carry the same stringent regulatory and crash testing requirements that passenger cars are subjected to. Canoo’s platform, which is specifically designed for class 1 vehicles, has been validated to support these crash requirements via its passenger vehicle program. This provides Canoo a significant competitive advantage as most of the players in the commercial vehicle space have not crash tested their platforms given their focus on larger sized vehicles.

Following its U.S. commercial debut, Canoo will look to launch the multi-purpose delivery vehicle in other markets such as Canada, Mexico and Europe. Customers looking for more information on the multi-purpose delivery vehicle can visit canoo.com.

About Canoo

Canoo is a Los Angeles-based company that has developed breakthrough electric vehicles, reinventing the automotive landscape with bold innovations in design, pioneering technologies, and a unique business model that defies traditional ownership to put customers first. Distinguished by its experienced team – numbering over 300 employees from leading technology and automotive companies – Canoo has designed a modular platform purpose-built to deliver maximum vehicle interior space and adaptable to support a wide range of vehicle applications for consumers and businesses.

For more information, please visit www.canoo.com.

For Canoo press materials, including photos, please visit press.canoo.com.

For investors, please visit investors.canoo.com.

Forward Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, ability to accelerate Canoo’s go-to-market strategy and capitalize on commercial opportunities, potential success of Canoo’s go-to-market strategy and expectations regarding vehicle specifications, pricing and total cost of ownership and expectations related to the timing of vehicle launches. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Canoo’s and Hennessy Capital Acquisition Corp. IV’s (“HCAC”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Canoo and HCAC. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of HCAC or Canoo is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Canoo; risks related to the rollout of Canoo’s business and the timing of expected business milestones and commercial launch; risks related to future market adoption of Canoo’s offerings; risks related to Canoo’s go-to-market strategy and subscription business model; the effects of competition on Canoo’s future business; the amount of redemption requests made by HCAC’s public stockholders; the ability of HCAC or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future, and those factors discussed in HCAC’s final prospectus filed on March 4, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020, June 30, 2020 and September 30, 2020, the registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”) initially filed on September 18, 2020, and the definitive proxy statement / prospectus contained therein, in each case, under the heading “Risk Factors,” and other documents of HCAC filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither HCAC nor Canoo presently know or that HCAC and Canoo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect HCAC’s and Canoo’s expectations, plans or forecasts of future events and views as of the date of this press release. HCAC and Canoo anticipate that subsequent events and developments will cause HCAC’s and Canoo’s assessments to change. However, while HCAC and Canoo may elect to update these forward-looking statements at some point in the future, HCAC and Canoo specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing HCAC’s and Canoo’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information for Investors and Shareholders

In connection with the proposed business combination, HCAC has filed the Registration Statement with the SEC. Additionally, HCAC will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of HCAC are urged to read the Registration Statement and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

HCAC and its directors and officers may be deemed participants in the solicitation of proxies of HCAC’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of HCAC’s executive officers and directors in the solicitation by reading HCAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and the Registration Statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of HCAC’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, are set forth in the Registration Statement.

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Contact:

For Canoo / Media Relations

Stacy Morris

press@canoo.com